Exhibit 99.(d)(21)

Amended Schedule A

dated December 21, 2018

to the

Investment Sub-Advisory Agreement

dated March 6, 2018

between

AdvisorShares Investments, LLC

and

Sabretooth Advisors, LLC

A.            List of Funds

AdvisorShares New Tech and Media ETF

AdvisorShares Sabretooth ETF

B.            Sub-Advisory Fee

Pursuant to Paragraph 5, the Adviser shall pay the Sub-Adviser a fee for its services to each Fund calculated daily at the following annual rate based on the average daily net assets of the Fund:

AdvisorShares New Tech and Media ETF	0.30%
AdvisorShares Sabretooth ETF	0.30%

Agreed and Accepted:

AdvisorShares Investments, LLC		Sabretooth Advisors, LLC

By:	/s/ Dan Ahrens	By:	/s/ Shawn Turner
	Dan Ahrens		Shawn Turner
	Managing Director/COO		Managing Member, CCO